UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 Powerlinx, Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    73933F204
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                                 (CUSIP Number)


                                    Tim Whyte
                             9 Upper Belgrave Street
                                 London SWIX 8BD
                                     England
                                +44-20-7259-4400


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 22, 2006
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. |_|


                         (Continued on following pages)

                               (Page 1 of 7 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

-----------------------------                      -----------------------------
    CUSIP NO. 73933F204               13D                PAGE 2 OF 7 PAGES
-----------------------------                      -----------------------------


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    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SOFAER CAPITAL GLOBAL HEDGE FUND
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |_|

                                                                      (b) |_|

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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS

          WC, OO

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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

                                                                          |_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
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                       7    SOLE VOTING POWER
    NUMBER OF
                            2,036,841 (includes 1,340,027 shares of Common Stock
      SHARES issuable upon conversion of convertible debentures and 696,814 shares of Common Stock issuable upon exercise of warrants, based on an initial reference price of $0.038 and after giving effect to the 50-1 reverse stock split of Powerlinx, Inc. (the "Reverse Split"))

                    ------------------------------------------------------------
                       8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                    ------------------------------------------------------------
       EACH            9    SOLE DISPOSITIVE POWER

    REPORTING               2,036,841 (includes 1,340,027 shares of Common Stock
                            issuable upon conversion of convertible debentures and 696,814 shares of Common Stock issuable upon exercise of warrants, based on an initial reference price of $0.038 and after giving effect to the Reverse Split)

                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
      PERSON

       WITH
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,036,841 (includes 1,340,027 shares of Common Stock issuable upon conversion of convertible debentures and 696,814 shares of Common Stock issuable upon exercise of warrants, based on an initial reference price of $0.038 and after giving effect to the Reverse Split)

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          |_|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

1. SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Powerlinx, Inc. (the "Issuer"), whose principal executive offices are located at 1700 66th St. North, Suite 300, St. Petersburg, Florida 33710.

2. IDENTITY AND BACKGROUND.

          A. This statement is filed by Sofaer Capital Global Hedge Fund, a Cayman Islands mutual trust ("Sofaer").

          B. Set forth below is certain information as specified in Instruction 2 to Schedule 13D with respect to Sofaer.

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Name of Reporting Person   Jurisdiction of    Principal Business of      Address of Principal Business   Address of
                           Organization of    Reporting Person           of Reporting Person             Principal Office of
                           Reporting Person                                                              Reporting Person,
                                                                                                         if different
-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
SOFAER CAPITAL GLOBAL      CAYMAN ISLANDS     MUTUAL TRUST               C/O CITCO TRUSTEES (CAYMAN)
HEDGE FUND*                                                              LIMITED,
                                                                         REGATTA OFFICE PARK
                                                                         WEST BAY ROAD
                                                                         PO BOX 31106 SMB
                                                                         GRAND CAYMAN
                                                                         CAYMAN ISLANDS

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Marcus Hinkley                                Trustee of Citco           c/o Citco Trustees (Cayman)
                                              Trustees (Cayman) Limited  Limited,
                                                                         Regatta Office Park
                                                                         West Bay Road
                                                                         PO Box 31106 SMB
                                                                         Grand Cayman
                                                                         Cayman Islands

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Robert Thomas                                 Trustee of Citco           c/o Citco Trustees (Cayman)
                                              Trustees (Cayman) Limited  Limited,
                                                                         Regatta Office Park
                                                                         West Bay Road
                                                                         PO Box 31106 SMB
                                                                         Grand Cayman
                                                                         Cayman Islands
-------------------------- ------------------ -------------------------- ------------------------------- ---------------------

                                PAGE 3 OF 8 PAGES

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Name of Reporting Person   Jurisdiction of    Principal Business of      Address of Principal Business   Address of
                           Organization of    Reporting Person           of Reporting Person             Principal Office of
                           Reporting Person                                                              Reporting Person,
                                                                                                         if different
-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Sofaer Capital, Inc.       Hong Kong          Investment Advisor         Craigmuir Chambers
                                                                         Road Town
                                                                         Tortola
                                                                         British Virgin Islands
-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Michael Sofaer             Hong Kong          Sole Director and          16th Floor
                                              Officer of Sofaer          16 Ice House Street
                                              Capital Inc.               Central
                                                                         Hong Kong
-------------------------- ------------------ -------------------------- ------------------------------- ---------------------

* Citco Trustees (Cayman) Limited is the Trustee of the Sofaer Capital Global Hedge Fund. The Trustee has entered into a managing agreement with Sofaer Capital, Inc. to manage the funds held in the trust.

     During the last five years, none of Sofaer or, to the best of its knowledge, any of its trustees, directors, managers or executive officers, if any, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Sofaer converted existing notes of the Issuer having an aggregate outstanding principal amount of $865,000 and aggregate accrued interest of $39,933, and invested an additional $750,000 in cash, for a total investment of $1,654,933, in consideration for a convertible debenture (the "Debenture"), which is convertible into, and warrants (the "Warrants"), which are exercisable for, the shares of Common Stock to which this Statement relates, pursuant to a private placement transaction that occurred on March 22, 2006.

     Sofaer previously reported beneficial ownership of the Issuer's Common Stock on a Schedule 13G filed by Sofaer Capital Inc. on December 29, 2004. Such beneficial ownership was based on conversion rights of the existing notes that were exchanged as part of the consideration for the Debenture and the Warrants.

     The Debenture is convertible at the option of the holder into a number of shares of Common Stock equal to the outstanding principal of such Debenture and accrued interest and late charges (if any) thereon as of the conversion date divided by a conversion price, which is equal to the product of 0.65 and a Reference Price (as defined in Section 3(b) of such Debenture, the form of which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference), adjusted (pursuant to Section 6(a) of such Debenture) for any stock split, stock dividend, recapitalization, combination or reverse stock split. The Reference Price is currently $0.038, resulting in a

                                PAGE 4 OF 8 PAGES
conversion price of $1.235 after adjusting for the 50-1 reverse stock split effected by the Issuer (the "Reverse Split").

     The Warrants are exercisable for a number of shares of Common Stock equal to the principal amount of the Debenture received by Sofaer as of the date of issuance of such Debenture divided by an exercise price equal to the product of
(a) 1.25 and (b) the Reference Price, and adjusting for any stock split, stock dividend, recapitalization, combination or reverse stock split. After adjusting for the Reverse Split, the exercise price of the Warrants is $2.375.

4. PURPOSES OF TRANSACTION.

     The interests in shares of Common Stock have been acquired by Sofaer for investment purposes. Sofaer does not currently have other plans or proposals that relate to or would result in any of the consequences listed in paragraphs
(a) through (j) of Item 4 of the Special Instructions for Schedule 13D. Sofaer intends to review on a continuing basis the investment it has in the Issuer and based on such continuing review, and all other factors deemed relevant, Sofaer may sell or seek the sale of all or part of its investment or increase its holdings of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock.

5. INTEREST IN SECURITIES OF THE ISSUER.

          A. The responses set forth on the cover page are hereby incorporated by reference herein. The aggregate number of shares of Common Stock of the Issuer outstanding as of March 22, 2006 was approximately 4,779,745 after giving effect to the Reverse Split.

               Sofaer currently has an interest in 2,036,841 shares (1,340,027 of which may be acquired pursuant to conversion of its Debenture (based on a conversion price of $1.235) and 696,814 of which may be acquired pursuant to exercise of its Warrants (based on an exercise price of $2.375)), or 29.9%, of the Common Stock, assuming conversion of the Debenture and exercise of the Warrants.

          B. Sofaer has sole power to vote and sole power to dispose of 2,036,841 shares of Common Stock, assuming conversion of the Debenture and exercise of the Warrants.

          C.   See Item 3 above.

          D.   Not applicable.

          E.   Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Sofaer has entered into a Registration Rights Agreement, dated March 22, 2006 (the "Registration Rights Agreement"), with the Issuer to permit resale of the shares of Common Stock underlying the Debenture and the Warrants by Sofaer. Pursuant to the Registration Rights Agreement, the Issuer is committed to file a registration statement within 90 days of March 22,

                                PAGE 5 OF 8 PAGES

2006 and have it declared effective within 135 days of March 22, 2006 (subject to additional time in certain limited circumstances), and if those time periods are not met, the Issuer has agreed to pay certain liquidated damages. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 4 hereto and is incorporated herein by reference.

     The information included in response to Items 3 and 4 is incorporated into this response.

     Except as set forth in this Schedule 13D, to the best knowledge of Sofaer, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Sofaer and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.



                                PAGE 6 OF 8 PAGES

7. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.

     Exhibit 1. Securities Purchase Agreement, dated as of March 7, 2006, by and among the Issuer and the purchasers listed on Schedule I attached thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Powerlinx, Inc. on March 22, 2006).

     Exhibit 2. Form of Debenture issued March 22, 2006 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Powerlinx, Inc. on March 22, 2006).

     Exhibit 3. Form of Warrant issued March 22, 2006 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Powerlinx, Inc. on March 22, 2006).

     Exhibit 4. Registration Rights Agreement dated as of March 22, 2006, by and among the Issuer and the purchasers listed on the Schedule of Purchasers attached thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Powerlinx, Inc. on March 22, 2006).

                                PAGE 7 OF 8 PAGES

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 3, 2006

                                      SOFAER CAPITAL GLOBAL HEDGE FUND



                                      By:      /s/ TIM WHYTE
                                               ---------------------------------
                                      Name:    TIM WHYTE
                                               ---------------------------------
                                      Title:   INVESTMENT MANAGER
                                               ---------------------------------

                                PAGE 8 OF 8 PAGES